Exhibit 99.1

OLYMPUS COMPLETES PLACEMENT

Toronto, October 21, 2010 - Olympus Pacific Minerals Inc. ("Olympus" or the "Company") (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6). The Chairman and Chief Executive Officer David Seton is pleased to announce the Company has completed the placement of 37,000,000 Common Shares of the Company.  The subscription agreements were completed on October 8, 2010 and the final settlement funds were received by the Company today.

The placement is for 37,000,000 common shares at a price of A$0.45 each.  36,780,000 of the shares are to be held in the form of CHESS  Depository Interests (“CDI”) for trading on the ASX.  The full placement raised A$16.65 million.  Proceeds from the placement will allow Olympus to meet its commitments for general working capital.

Olympus is positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that increases the Company’s annualized production to 80,000 ounces gold by early 2011 and a production pipeline targeted at further expansion to some 300,000 oz by 2014.  The diversified gold production Company expects to further expand it Reserve and Resource Estimates in East Malaysia and Vietnam through continued exploration in 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton, Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward- looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.